Exhibit 12(e)

Entergy Texas, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended					Six Months Ended
	December 31,					June 30,
	2012	2013	2014	2015	2016	2017

Fixed charges, as defined:
Total Interest charges	$96,035	$92,156	$88,049	$86,024	$87,776	$43,235
Interest applicable to rentals	2,750	1,918	1,782	1,794	1,145	755

Total fixed charges, as defined	$98,785	$94,074	$89,831	$87,818	$88,921	$43,990

Earnings as defined:
Net Income	$41,971	$57,881	$74,804	$69,625	$107,538	$31,955
Add:
Income Taxes	33,118	30,108	49,644	37,250	63,097	15,713
Fixed charges as above	98,785	94,074	89,831	87,818	88,921	43,990

Total earnings, as defined	$173,874	$182,063	$214,279	$194,693	$259,556	$91,658

Ratio of earnings to fixed charges, as defined	1.76	1.94	2.39	2.22	2.92	2.08